EXHIBIT 3.3

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
EXELIXIS, INC.

GEORGE A. SCANGOS hereby certifies that:

1.                                      The original name of this corporation is Exelixis Pharmaceuticals, Inc. and the date of filing the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware is November 15, 1994.

2.                                      He is the duly elected and acting President and Chief Executive Officer of Exelixis, Inc., a Delaware corporation (the “Corporation”).

3.                                      The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending Article IV of its Amended and Restated Certificate of Incorporation as follows:

Article IV shall be amended and restated to read in its entirety as follows:

“IV.

Classes of Stock.  This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.”  The total number of shares which the corporation is authorized to issue is two hundred and ten million (210,000,000) shares.  Two hundred million (200,000,000) shares shall be Common Stock, each having a par value of one-tenth of one cent ($0.001).  Ten million (10,000,000) shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($0.001).

Preferred Stock.  The Preferred Stock may be issued from time to time in one or more series.  The Board of Directors is hereby authorized, by filing a certificate (a “Preferred Stock Designation”) pursuant to the Delaware General Corporation Law (“DGCL”), to fix or alter from time to time the designation, powers, preferences, and rights of the shares of each such series and the qualifications, limitations or restrictions of any wholly unissued series of Preferred Stock, and to establish from time to time the number of shares constituting any such series or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding.  In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to adoption of the resolution originally fixing the number of shares of such series.”

4.                                      Thereafter, pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Exelixis, Inc. has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 20 day of April, 2004.

EXELIXIS, INC.

By:	/s/ George A. Scangos
George A. Scangos, President and Chief Executive Officer